UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

⌧ Annual report pursuant to Section 15(d) of the Securities and Exchange
Act of 1934 for the fiscal year ended December 31, 2019

◻ Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 for the transition period from ___ to ___

Commission file number: 001-12297

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Penske Automotive Group 401(k) Savings and Retirement Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Penske Automotive Group, Inc.
2555 Telegraph Road
Bloomfield Hills, MI 48302-0954

Penske Automotive Group 401(k) Savings and Retirement Plan

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements and Supplemental Schedules

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019	3
Notes to Financial Statements as of December 31, 2019 and 2018, and for the year ended December 31, 2019	4
Supplemental Schedules*
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	10
Form 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions	11

*All other schedules required by Section 2520 103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit Index	12

Signatures	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Penske Automotive Group 401(k) Savings and Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Penske Automotive Group 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedule of assets (held at end of year) as of December 31, 2019, and the schedule of delinquent participant contributions for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Detroit, Michigan
June 19, 2020

We have served as the auditor of the Plan since 1999.

Penske Automotive Group 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

	December 31,
	2019	2018

Assets:
Investments at fair value	$627,911,326	$502,644,153
Receivables:
Participant contributions	2,066,307	1,061,124
Employer contributions	3,844,380	3,696,296
Due from broker	95,563	19,310
Notes receivable from participants	19,901,556	19,740,400
Total receivables	25,907,806	24,517,130
Total assets	653,819,132	527,161,283

Liabilities:
Participant refunds payable	1,192	60,679
Due to broker	94,624	18,471
Total liabilities	95,816	79,150
Net assets available for benefits	$653,723,316	$527,082,133

See accompanying notes to the financial statements.

Penske Automotive Group 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019

Investment income:
Net appreciation in fair value of investments	$101,970,245
Interest and dividends	3,930,365
Net investment gain	105,900,610

Contributions:
Participant contributions	46,415,406
Employer contributions	17,305,736
Participant rollover contributions	12,259,904
Total contributions	75,981,046

Distributions to participants	(54,632,891)
Administration fees	(1,010,083)

Net transfers to plan	402,501

Increase in net assets	126,641,183

Net assets available for benefits, beginning of year	527,082,133
Net assets available for benefits, end of year	$653,723,316

See accompanying notes to the financial statements.

Penske Automotive Group 401(k) Savings and Retirement Plan

Notes to Financial Statements

1. Description of the Plan

(a) General

The following description of the Penske Automotive Group 401(k) Savings and Retirement Plan, as amended through December 31, 2019 (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan is a defined contribution savings plan (401(k) plan) covering all eligible employees of Penske Automotive Group, Inc. (the “Company” or “Plan Sponsor”) and its subsidiaries, including eligible employees of Premier Truck Group (“PTG”), in the United States who elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The 401(k) Savings and Retirement Plan Committee (the “Committee”) is the designated administrator of the Plan, and has responsibility for reviewing the performance of the Plan’s investments. Certain asset based fees are paid by the Plan participants. On July 1, 2019, Principal Financial Group, Inc. completed the purchase agreement with Wells Fargo Bank, N.A. to acquire its institutional retirement and trust business, including its recordkeeping and custody services. Under the parent company Principal Financial Group, Inc., Wells Fargo (the “Trustee” or “Recordkeeper”) serves as the trustee and recordkeeper of the Plan. Participants with balances from plans merged into the Plan due to acquisitions by the Plan Sponsor may retain certain rights of such merged plans.

(b) Eligibility

Full-time employees in the United States, and part-time or temporary employees in the United States who are scheduled to complete 1,000 hours of service in a twelve consecutive month period beginning with their date of hire, are eligible to participate in the Plan on the first day of the calendar month following the date they have completed sixty days of service.

(c) Participant Accounts

Individual accounts are maintained by the Recordkeeper for each of the Plan’s participants. Such accounts include the participant’s contributions and related Employer Match Contributions (as defined below), as adjusted by the net investment return on the participant’s holdings. Participant accounts are also charged with recordkeeping administrative fees.

(d) Contributions

Under the provisions of the Plan, participants may elect to defer, through payroll deductions, a portion of their compensation to the Plan in an amount generally from 1% to 20% of gross earnings. Highly compensated employees (“HCEs”) are limited to deferring up to 10% of gross earnings. The Plan provides for both pre-tax contributions, and effective July 1, 2018, after-tax (Roth) contributions. Such contributions may not exceed Internal Revenue Code (“IRC”) 402(g) limitations ($19,000 in 2019). The Plan also permits participants who are 50 or older to make additional contributions (up to $6,000 in 2019). A participant’s elective contributions and any related Employer Match Contributions, as defined below, are invested at the direction of the participant. If a participant does not make such an election, he or she is deemed to have elected to invest in an age-appropriate target retirement fund (“Default Investment”).

Effective January 1, 2018, new employees are automatically enrolled in the Plan at a deferral rate of 2% of eligible employee compensation. Participants may adjust their deferral percentage at any time.

During 2019, the Plan Sponsor funded discretionary matching contributions at a level of 62.5% of the first 4% of eligible salary deferrals for most participants and at a level of 50% of the first 6% of eligible salary deferrals for participants of certain subsidiaries (“Employer Match Contributions”). Eligible salary deferrals used to determine discretionary matching contributions may not exceed IRC 401(a)(17) limitations ($280,000 in 2019). Employer Match Contributions are invested based on participant investment elections or in the Default Investment if the participant did not make an election.

During 2019 and 2018, certain HCEs deferred a portion of their compensation in excess of the Plan limit. The Plan intends to refund the excess contributions and has recorded a participant refund payable of $1,192 and $60,679 at December 31, 2019 and 2018, respectively, relating to these excess contributions.

(e) Notes Receivable from Participants

Participants may take loans from their accounts from a minimum of $1,000 up to the lesser of a defined amount or $50,000. Loan terms range from one to five years, or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates. Principal and interest are paid ratably through payroll deductions. Repayment of the entire balance is permitted at any time. Participants are limited to having only one loan outstanding at any point in time, and participants are restricted to initiating only one loan in any consecutive twelve-month period.

(f) Vesting

Employee contributions to the Plan vest immediately. Employer Match Contributions vest upon the attainment by the participant of three years of credited service.

(g) Investments

As of December 31, 2019 and 2018 participant investment options consisted primarily of common collective trust funds, employer securities and mutual funds. Participants are generally permitted to change investment options daily.

(h) Payment of Benefits

Upon retirement, death, disability, termination of employment, or attainment of age 59 1/2, the participant or beneficiary may elect to receive a benefit payment in the form of a lump sum distribution. Participants may also make a hardship withdrawal in certain cases of financial need as established by Internal Revenue Service (“IRS”) regulations.

(i) Forfeited Accounts

At December 31, 2019 and 2018, forfeited non-vested assets totaled $67,631 and $72,698, respectively, which may be used to pay Plan administration fees and/or Employer Match Contributions. During 2019, approximately $617,992 of fees and matching contributions were paid by the Plan Sponsor using forfeited amounts.

2. Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b) Investment Valuation and Income Recognition

The Plan’s investments in Company common stock and mutual funds are stated at fair value as determined by quoted market prices. The Plan’s investments in common collective trust funds are stated at net asset value as determined by the issuer of the funds and based on the fair value of the underlying investments held by the funds, discussed further below. The Plan’s investment in the Wells Fargo Stable Return Fund (the “Fund”) is a common collective trust fund stated at net asset value and is valued based on the underlying investments in the Fund. The Fund holds synthetic and other fully benefit-responsive guaranteed investment contracts, which are recorded at contract value because they guarantee a minimum rate of return and provide for benefit responsiveness. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. While there are certain Fund and Plan level restrictions that may affect the Fund’s ability to transact at contract value, Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value are not probable of occurring.

The Plan’s investments in common collective trust funds are divided into units of participation, as determined daily by the Trustee. The daily value of each unit of participation, or net asset value (“NAV”), is determined by dividing the total fair market value of all assets in the fund by the total number of fund units. Under provisions of the Plan, interest and dividend income and net appreciation or depreciation of the fair value of each investment option are allocated to each Participant’s account based on the change in unit value. There are no restrictions on redemptions or unfunded commitments as of December 31, 2019 and 2018.

See the supplemental schedule of assets (held at end of year) for the title (investment strategy) of each investment held by the Plan as of December 31, 2019.

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

(c) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

(d) Payment of Benefits

Benefit payments are recorded upon distribution. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan, but had not yet been paid, at December 31, 2019 and 2018.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions, deductions and the disclosure of contingent assets and liabilities in the accompanying financial statements. Actual results could differ from those estimates.

(f) Risks and Uncertainties

The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

The 2019 novel coronavirus (“COVID-19”) has adversely affected, and may continue to adversely affect the global economy. Following the COVID-19 outbreak, the values of investment securities have fluctuated significantly. The economic conditions related to the COVID-19 outbreak may continue to adversely affect the Plan. The extent of the adverse impact related to COVID-19 on the Plan’s participants’ account balances and the amounts reported in future Statements of Net Assets Available for Benefits cannot be predicted at this time.

3. Fair Value Measurements

The Financial Accounting Standards Board has established a single authoritative definition of fair value and has established the following three-tier hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs are observable inputs other than quoted (Level 1) prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The availability of observable market data is monitored by the Plan’s management to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2019 and 2018, there were no transfers between levels.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Below is a summary of assets measured at fair value on a recurring basis and assets measured at net asset value:

		Fair Value Measurement
Total Investments	December 31, 2019	Level 1	Level 2	Level 3
Common Collective Trust Funds (1)	$519,690,141	$—	$—	$—
Employer Securities	31,015,119	31,015,119	—	—
Mutual Funds	77,206,066	77,206,066	—	—
Total	$627,911,326	$108,221,185	$—	$—
(1)	The fair value of each common collective trust fund has been estimated using the net asset value of the investment as a practical expedient.

		Fair Value Measurement
Total Investments	December 31, 2018	Level 1	Level 2	Level 3
Common Collective Trust Funds (1)	$404,847,540	$—	$—	$—
Employer Securities	32,193,948	32,193,948	—	—
Mutual Funds	65,602,665	65,602,665	—	—
Total	$502,644,153	$97,796,613	$—	$—
(1)	The fair value of each common collective trust fund has been estimated using the net asset value of the investment as a practical expedient.

4. Exempt Party-in-Interest Transactions

As of December 31, 2019 and 2018, the Plan (through investments in Penske Automotive Group, Inc. Common Stock) held 617,585 and 798,461 shares, respectively, of Penske Automotive Group, Inc. Common Stock with a cost basis of $25,249,009 and $31,996,099, respectively. The fair value of Penske Automotive Group, Inc. Common Stock held by the Plan was $31,015,119 and $32,193,948 at December 31, 2019 and 2018, respectively. In addition, certain Plan investments are shares of various funds managed by Wells Fargo, which is the trustee of the Plan. Fees paid for investment management services were included as a reduction of the return earned on each fund. These investments and their related transactions are considered exempt party-in-interest transactions.

5. Plan Termination

Although it has not expressed any intention to do so, the Company retains the right, if necessary, to terminate the Plan. Any such termination of the Plan would be subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their account balances.

6. Federal Income Tax Status

The Plan uses a prototype plan document sponsored by Wells Fargo. Wells Fargo received an opinion letter from the IRS, dated March 31, 2014, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS since adopting the prototype plan document effective January 1, 2018. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As the Plan is tax-exempt, the Plan Administrator has concluded that as of December 31, 2019 and 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2016.

7. Nonexempt Party-in-Interest Transactions

The Company remitted $3,203 of certain participant contributions to the trustee later than required by Department of Labor (“DOL”) Regulation 2510.3-102 during the year ended December 31, 2018. In 2019, the Company filed Form 5330 with the IRS and paid the required excise tax on the transaction. Participant accounts were credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis as required by the DOL guidelines.

8. Subsequent Events

Subsequent to December 31, 2019, there was an outbreak of the 2019 novel coronavirus (“COVID-19”) which was declared a pandemic by the World Health Organization on March 11, 2020. The COVID-19 pandemic has negatively impacted financial markets and the world economy. The duration of the pandemic is uncertain, and the financial impact on the amounts reported in future Statements of Net Assets Available for Benefits cannot be predicted at this time.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was passed by Congress. The CARES Act provides relief for retirement plan sponsors and their participants respective to employer contributions, distributions, and participant loans. Utilization of the provisions included within the CARES Act are optional and may be effective prior to amending the plan document. Plan management is currently evaluating the impact of these provisions.

The Plan was amended on May 15, 2020 to make employer matching contributions for employees of certain subsidiaries discretionary, rather than fixed, consistent with the remaining plan participants. Subsequently, employer matching contributions were suspended to mitigate the challenging business conditions in light of the COVID-19 pandemic.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2019 and 2018 to the Form 5500:

	2019	2018
Net assets available for benefits per the financial statements	$653,723,316	$527,082,133
Less:
Participant contributions receivable	2,066,307	1,061,124
Employer contributions receivable	3,844,380	3,696,296
Plus:
Participant refunds payable	1,192	60,679
Net assets available for benefits per the Form 5500	$647,813,821	$522,385,392

The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2019 to the Form 5500:

Total contributions per the financial statements	$75,981,046
Add:
Contributions receivable - December 31, 2018	4,757,420
Less:
Contributions receivable - December 31, 2019	5,910,687
Total contributions per the Form 5500	$74,827,779

The following is a reconciliation of total distributions per the financial statements for the year ended December 31, 2019 to the Form 5500:

Total distributions per the financial statements	$54,632,891
Add:
Participant refunds payable - December 31, 2018	60,679
Less:
Participant refunds payable - December 31, 2019	1,192
Total distributions per the Form 5500	$54,692,378

Penske Automotive Group 401(k) Savings and Retirement Plan

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2019

Name of Plan Sponsor: Penske Automotive Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value**	Current Value

COMMON COLLECTIVE TRUST FUNDS
*WELLS FARGO STABLE RETURN FUND	$84,479,716
*WELLS FARGO ENHANCED STOCK MARKET FUND	63,159,424
NORTHERN TRUST S&P 500 INDEX FUND	31,314,443
SSGA NON LENDING RUSSELL SMALL/MID CAP INDEX FUND	23,072,835
SSGA TARGET RETIREMENT 2060 NON LENDING	6,325,078
SSGA TARGET RETIREMENT 2055 NON LENDING	20,910,493
SSGA TARGET RETIREMENT 2050 NON LENDING	42,179,705
SSGA TARGET RETIREMENT 2045 NON LENDING	39,337,521
SSGA TARGET RETIREMENT 2040 NON LENDING	38,569,279
SSGA TARGET RETIREMENT 2035 NON LENDING	42,131,403
SSGA TARGET RETIREMENT 2030 NON LENDING	42,278,220
SSGA TARGET RETIREMENT 2025 NON LENDING	38,864,087
SSGA TARGET RETIREMENT 2020 NON LENDING	26,014,904
SSGA TARGET RETIREMENT 2015 NON LENDING	7,363,522
SSGA TARGET RETIREMENT INCOME NON LENDING	5,363,754
SSGA U.S. BOND INDEX NON LENDING SERIES FUND	4,841,757
SSGA INTERNATIONAL INDEX NON LENDING FUND	3,484,000
TOTAL COMMON COLLECTIVE TRUST FUNDS	519,690,141

EMPLOYER SECURITIES
*PENSKE AUTOMOTIVE GROUP, INC. COMMON STOCK	31,015,119

MUTUAL FUNDS
DODGE & COX INTERNATIONAL STOCK FUND	17,410,726
VANGUARD STRATEGIC EQUITY FUND	42,884,277
DFA EMERGING MARKETS CORE EQUITY FUND	3,488,951
PIMCO TOTAL RETURN FUND	13,422,112
TOTAL MUTUAL FUNDS	77,206,066

*PARTICIPANT LOANS (MATURING 2020 TO 2034 AT INTEREST RATES OF 3.25% - 9.50%)	19,901,556
TOTAL	$647,812,882

* Represents a party-in-interest to the plan

** Cost information is not required for participant-directed investments and therefore is not included.

Penske Automotive Group 401(k) Savings and Retirement Plan

Form 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2019 *

Name of Plan Sponsor: Penske Automotive Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ( )	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Participant Contributions Transferred Late to Plan	$	$3,203	$	$

* Contributions Corrected Outside VFCP are related to 2018 plan year participant contributions that were corrected during the 2019 plan year.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

EX-23	Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penske Automotive Group 401(k) Savings and Retirement Plan
	By:	/s/ Anthony R. Pordon

Anthony R. Pordon
Date: June 19, 2020
Chairman, 401(k) Savings and Retirement Plan Committee